Exhibit 99.73

Press Release

for immediate release

PROMETIC RECEIVES RARE PEDIATRIC DISEASE DESIGNATION FROM U.S. FDA FOR ITS INTER-ALPHA-INHIBITOR-PROTEINS

•	Rare Pediatric Disease Designation granted for the treatment of patients with necrotizing enterocolitis (NEC)

•	NEC accounts for approximately 19% of the US’s annual neonatal medical expenditures as well as an estimated $5 Billion in annual hospitalization costs in the US

LAVAL, QUEBEC, CANADA, – March 5, 2018 – Prometic Life Sciences Inc. (TSX: PLI) (OTCQX: PFSCF) (“Prometic”) today announced that the U.S Food and Drug Administration (FDA) has granted a Rare Pediatric Disease Designation to its Inter-Alpha-Inhibitor-Proteins (“IaIp”) for the treatment of Necrotizing Enterocolitis (“NEC”). In addition to the Rare Pediatric Disease Designation, IAIP has also been granted an Orphan Drug Designation by the FDA.

“This is the second pediatric designation which our plasma-derived therapeutics have received from the FDA, demonstrating the capacity of our plasma purification platform to generate a variety of drug candidates targeting unmet medical needs for children with rare diseases,” said Mr. Pierre Laurin, President and Chief Executive Officer of Prometic. “The combination of pediatric and orphan drug designations provides us with valuable commercial incentives to continue expanding our pipeline of orphan drugs. We look forward to working closely with the FDA to bring this innovative therapy to pediatric patients. The costs associated with this clinical program will not impact our FY2018.”

IaIp are endogenous proteins that control excessive inflammatory responses to toxins, infectious organisms, tissue and organ damage. An inverse correlation between IaIp levels in blood plasma and disease severity / mortality has been demonstrated in humans with sepsis. In a gold-standard animal model proven to emulate NEC in humans, the supplementation of IaIp significantly increased the study subjects’ survival rates.

The FDA grants Rare Pediatric Disease Designations for serious or life-threatening diseases wherein the serious or life-threatening manifestations primarily affect individuals aged from birth to 18 years, including age groups often called neonates, infants, children, and adolescents. If and when approved, Prometic’s IaIp replacement therapy could be eligible to receive a rare pediatric disease priority review voucher.

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NEC is the most commonly acquired gastrointestinal disease diagnosed in premature neonates and is one of the leading causes of death in neonatal intensive care units. The economic cost of NEC is high, accounting for approximately 19% of neonatal expenditures and an estimated $5 billion per year for hospitalizations in the United States alone. Even when surgery can be avoided, the average cost of hospitalization has been estimated at around $73,000, with a length of stay exceeding 22 days longer than that for other premature infants. However, if surgical care is required, there is an average additional cost of approximately $186,000, and infants require a length of stay 60 days longer than other premature infants.

About Inter-Alpha-Inhibitor-Proteins (IaIp)

Inter-alpha inhibitor proteins (lalp) are serine proteases inhibitors that modulate endogenous protease activity. Severe sepsis results in reduced lalp with the loss of protease inhibitory activity. Treatment with lalp is protective in numerous preclinical sepsis models

About Necrotizing Enterocolitis

Necrotizing enterocolitis (NEC) is a devastating inflammatory bowel condition that affects predominantly premature infants. NEC can ultimately destroy the wall of the bowel (intestine) and lead to perforation of the intestine and spillage of stool into the infant’s abdomen, which can result in an overwhelming infection and death. The cause of NEC is not well understood but appears to involve bacteria, injury to the bowel lining, inadequate oxygen supply to the bowel, and an abnormal immune response. Overall, NEC affects an estimated 8,000-12,000 live births each year in the USA. The disease has been reported to affect about 11 percent of very low birthweight infants born before 29 weeks of age. Mortality rates are high, and range from about 15% to 30%.

About Prometic Life Sciences Inc.

Prometic Life Sciences Inc. (www.prometic.com) is a biopharmaceutical corporation with two drug discovery platforms focusing on unmet medical needs in the field of fibrosis and orphan diseases. The first platform, small molecule therapeutics, stems from the discovery of two receptors GPR40/GPR84 acting as dual master-switches which are at the core of the healing process as opposed to fibrosis. The second platform, plasma-derived therapeutics, leverages Prometic’s vast experience in bioseparation technologies to address unmet medical needs with therapeutic proteins not currently commercially

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available, such as Ryplazim™ (plasminogen human). Prometic is also leveraging the second platform higher recovery yield advantage to develop some more established plasma-derived therapeutics with significant growth in demand such as Intravenous Immunoglobulin (IVIG) and provides access to its proprietary bioseparation technologies to enable pharmaceutical companies in their production of non-competing biopharmaceuticals. Globally recognized as a bioseparations expert, the Corporation derives revenue from this activity through sales of affinity chromatography media which contributes to offset the costs of its own R&D investments. Headquartered in Laval (Canada), Prometic has R&D facilities in the UK, the U.S. and Canada, manufacturing facilities in the UK and commercial activities in the U.S., Canada, Europe and Asia.

Forward Looking Statements

This press release contains forward-looking statements about Prometic’s objectives, strategies and businesses that involve risks and uncertainties. These statements are “forward-looking” because they are based on our current expectations about the markets we operate in and on various estimates and assumptions. Actual events or results may differ materially from those anticipated in these forward-looking statements if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. Such risks and assumptions include, but are not limited to, Prometic’s ability to develop, manufacture, and successfully commercialize value-added pharmaceutical products, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of Prometic to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. You will find a more detailed assessment of the risks that could cause actual events or results to materially differ from our current expectations in Prometic’s Annual Information Form for the year ended December 31, 2016, under the heading “Risk and Uncertainties related to Prometic’s business”. As a result, we cannot guarantee that any forward-looking statement will materialize. We assume no obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason, unless required by applicable securities laws and regulations. All amounts are in Canadian dollars unless indicated otherwise.

For further information please contact:

Corporate Contacts:

Pierre Laurin

President and CEO

Prometic Life Sciences Inc.

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p.laurin@prometic.com

450.781.0115

Frederic Dumais

Senior Director, Communications & Investor Relations

Prometic Life Sciences Inc.

f.dumais@prometic.com

450-781-0115

Investor Contact:

Bob Yedid

LifeSci Advisors

bob@lifesciadvisors.com

646-597-6989

Media Contact:

Matt Middleman, M.D.

LifeSci Public Relations

matt@lifescipublicrelations.com

646-627-8384

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